Exhibit 99.6
ASML Discloses Results of Annual General Meeting of Shareholders
VELDHOVEN, the Netherlands, March 29, 2007 — ASML Holding NV (ASML) today announced the results of its Annual General Meeting of Shareholders held on March 28, 2007.
The Annual General Meeting of Shareholders adopted ASML’s statutory financial statements for the year ended December 31, 2006.
In addition, the General Meeting of Shareholders approved the following items:
•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2006.

•	Proposal to amend the Articles of Association of the Company resulting from new legislation, regarding the use of electronical means to facilitate the participation of shareholders at shareholders meetings.

•	The proposed number of performance stock and performance stock options for the Board of Management and authorization of the Board of Management to issue the performance stock and performance stock options, subject to the approval of the Supervisory Board.

•	The proposed number of shares, either in stock options or stock, available for ASML employees and authorization of the Board of Management to issue the stock or stock options to ASML employees, subject to the approval of the Supervisory Board.

•	Appointment of Mr. W.T. Siegle as member of the Supervisory Board, effective March 28, 2007.

•	The remuneration for the members of the Supervisory Board.

•	Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to cancel ordinary shares in the share capital of the Company repurchased by the Company up to an amount of 10 percent of the issued share capital of the Company as of March 28, 2007 (the exact number to be determined by the Board of Management).

•	Proposal to extend the existing authority of the Board of Management to acquire through September 28, 2008 a maximum of 30% of ASML’s outstanding share capital subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of three times 10% of the outstanding share capital of ASML [as of March 28, 2007].
The following subjects were also discussed at the General Meeting of Shareholders:
•	The Company’s business and financial situation.

•	ASML’s reserves and dividend policy. In light of the growth potential of the company, buying back shares was at this moment considered the best option to create value for the shareholders. The company committed itself to a regular review of the efficiency of its capital structure and will maintain a liquidity buffer between EUR 1,000 million and EUR 1,500 million, the level depending on the cyclical financing needs.

•	The composition of ASML’s Supervisory Board in 2008. Messrs. F.W. Fröhlich and A.P.M. van der Poel will retire by rotation in 2008.
A presentation given at the 2007 Annual General Meeting of Shareholders is available at ASML.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
ASML Media Relations Contact
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

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